Exhibit 99.2

Bionomics Limited
ABN 53 075 582 740

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Phone:
1300 556 161 (within Australia)
+61 3 9415 4000 (outside Australia)

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BNO

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **9:30am (ACDT) on Monday, 14 November 2022.**

Proxy Form

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

APPOINTMENT OF PROXY

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

SIGNING INSTRUCTIONS FOR POSTAL FORMS

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

PARTICIPATING IN THE MEETING

Corporate Representative
If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate "Appointment of Corporate Representative". A form may be obtained from Computershare or online at www.investorcentre.com/au and select "Printable Forms".

Lodge your Proxy Form:

XX

Online:

Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

By Mail:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

By Fax:

1800 783 447 within Australia or
+61 3 9473 2555 outside Australia

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare.

Samples/000001/000002/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with '**X**') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Bionomics Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Bionomics Limited to be held at Banquet Room, Adelaide Festival Centre, King William Road, Adelaide, SA 5000 on Wednesday, 16 November 2022 at 9:30am (ACDT) and at any adjournment or postponement of that meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolutions 1 and 3 (except where I/we have indicated a different voting intention in step 2) even though Resolutions 1 and 3 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolutions 1 and 3 by marking the appropriate box in step 2.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Adoption of Remuneration Report	☐	☐	☐
Resolution 2	Re-election of Mr Alan Fisher as a Director of the Company	☐	☐	☐
Resolution 3	Approval of Issue of Shares – Future Placement Facility	☐	☐	☐
Resolution 4	Approval of 10% Placement Facility	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

Update your communication details *(Optional)*

By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically

Mobile Number ________________ **Email Address** ________________

BNO 026759A

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